Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated June 16, 2026)	Registration No. 333-293717

TRINITY BIOTECH PLC

Secondary offering of up to

33,752,429 American Depositary Shares

representing

675,048,580 Ordinary Shares

This prospectus supplement updates and supplements the information contained in the prospectus dated June 16, 2026 (as may be supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1, with information contained in our Report on Form 6-K, which was filed with the Securities and Exchange Commission on June 18, 2026 (the “Current Reports”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus, as it may be amended or supplemented from time to time, relates to the offer and resale by the Selling Shareholders from time to time of up to 675,048,580 Ordinary Shares, represented by up to 33,752,429 ADSs.

Our ADSs are listed for trading on the Nasdaq Global Select Market under the symbol “TRIB.” The last reported sale price of our ADSs on June 22, 2026 was $0.582.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities.

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 4 of the Prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2026.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, County. Wicklow, Ireland

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Form F-3 and (File Nos. 333-267160, 333-286020, 333-295842 and 333-280391).

 EXPLANATORY NOTE

On June 23, 2026, the Company announced the launch of Trinovium, a new subsidiary focused on bringing healthcare‑grade fluid technology to the AI data centre liquid cooling market. A copy of the press release is filed herewith as Exhibit 99.1

EXHIBIT INDEX

Exhibit	Description
99.1	Trinity Biotech Launches Trinovium to Bring Healthcare-Grade Fluid Technology to the Rapidly Growing Multi-Billion Dollar AI Data Center Liquid Cooling Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date: June 23, 2026

Exhibit 99.1

Contact: Trinity Biotech plc Paul Murphy (353)-1-2769800	RedChip Companies Inc. Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Launches Trinovium to Bring Healthcare-Grade Fluid Technology to the Rapidly Growing Multi-Billion Dollar AI Data Center Liquid Cooling Market

- New subsidiary will leverage existing US and EU manufacturing capacity, high-purity fluid expertise, and analytical technologies to target liquid cooling performance and reliability in AI and high-performance computing environments

- Data center liquid cooling market is projected to grow from $4 billion in 2026 to $27 billion by 20331

DUBLIN, Ireland and Wilsonville, Oregon (June 23, 2026) - Trinity Biotech plc (NASDAQ: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, today announced the launch of Trinovium, a dedicated subsidiary focused on advanced liquid cooling solutions and fluid intelligence systems for next-generation AI data centers. As escalating AI workloads increase compute density and heat generation, driving a rapid industry transition from air cooling to liquid-cooled infrastructure, Trinovium will leverage Trinity's expertise in ultra-high-purity fluid manufacturing, analytical technologies, and large-scale production capabilities to address the growing reliability challenges associated with next-generation liquid cooling systems.

The data center liquid cooling market is projected to grow from $4 billion in 2026 to $27 billion by 2033, representing a 31.5% CAGR (2026, MarketsandMarkets)2, driven by increasing AI compute density and the growing adoption of liquid-cooled infrastructure. Independent industry research similarly projects sustained double-digit growth over the coming decade as conventional air-cooling approaches reach practical performance limits345.

As Trinity Biotech’s operational transformation plan now reaches its final stages, the Company is able to redirect a portion of its existing United States and European Union manufacturing capacity—capable of producing millions of liters of high-precision fluids annually—to support Trinovium. This provides a capital-efficient path into the liquid cooling market while creating the potential for additional operating leverage from existing assets.

The Company has developed an initial direct-to-chip liquid cooling formulation designed around three core performance requirements and the relevant Open Compute Project guidelines:

• Ultra-high-purity, highly stable aqueous chemistry;

• Corrosion inhibition, and coolant system protection; and

• Healthcare-level consistency and traceability.

“This strategy expands our capabilities into one of the most important infrastructure layers underpinning AI and builds upon our work developing AI-powered diagnostics,” said John Gillard, Chief Executive Officer of Trinity Biotech. “We are leveraging what we do today at an exceptionally high standard, manufacturing ultra-high purity, highly stable fluids, and applying it to AI infrastructure – one of the fastest-growing segments of global compute and a market where performance, reliability, and quality are increasingly mission-critical.”

Building upon Trinity Biotech’s expertise in healthcare-grade fluid manufacturing, the launch addresses one of the most pressing infrastructure challenges in AI deployment: the rapid shift from air to liquid cooling driven by escalating compute density. As advanced GPU architectures push power loads beyond what air cooling can manage, companies with expertise in liquid cooling are becoming mission-critical to the companies building the next generation of AI infrastructure.

Trinovium is entering a market where rising power densities are making coolant purity, stability, and monitoring increasingly important to system reliability. As coolant temperatures and operating demands increase, factors such as corrosion, particulate contamination, fluid degradation, and microbial growth are becoming increasingly important determinants of system reliability and uptime. Historically served by industrial chemical suppliers and industrial-grade quality systems, the market is now placing greater emphasis on coolant formulation and quality as a contributor to uptime, corrosion control, flow stability, and thermal performance. Poor fluid performance can create oversized economic risk for capacity-constrained AI infrastructure.

______________________________

1 https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

2 https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

3 https://www.marketsandmarkets.com/Market-Reports/data-center-liquid-cooling-market-84374345.html

4 https://www.grandviewresearch.com/industry-analysis/data-center-liquid-cooling-market-report

5 https://www.mordorintelligence.com/industry-reports/data-center-liquid-cooling-market

Alongside its initial direct-to-chip cooling fluid formulation, the Company is working to advance a fluid health and system intelligence platform drawing on its broad analytical technology portfolio, including connected electrochemical sensing and mass spectrometry capabilities acquired through recent strategic transactions. The platform is being designed to monitor corrosion and scaling, particulate contamination, and microbial growth and biofilm formation, creating a high-margin, recurring revenue layer that moves the business model toward data-driven performance optimization. Trinovium’s activities will now focus on technical validation, partner engagement, and customer qualification pathways for AI and high-performance computing environments.

The launch draws on Trinity Biotech’s experience at the intersection of hyperscale infrastructure and advanced technology, including board and leadership experience across major technology and large-scale infrastructure companies. Chief Executive Officer John Gillard previously held senior roles at large-scale infrastructure and technology companies, including Google. This experience supports Trinovium’s understanding of the operational, reliability, and qualification requirements of enterprise data center customers.

“We believe Trinovium positions Trinity Biotech as an emerging AI infrastructure enabler, not just as a supplier, but as a partner helping customers maximize system performance,” Gillard added. “With a capital-efficient entry point, exposure to a rapidly scaling market with faster innovation cycles than healthcare, and a recurring analytics layer, this initiative has the potential to materially and rapidly reshape how Trinity Biotech is positioned and valued.”

In parallel with the launch of Trinovium, Trinity Biotech continues to commercialize its core healthcare portfolio, including the U.S. Food and Drug Administration (“FDA”) 510(k)-cleared Premier Hb9210™ HbA1c analyzer, the FDA 510(k)-cleared Premier Resolution system for hemoglobin variant detection, and the World Health Organization-prequalified Uni-Gold HIV and TrinScreen HIV rapid tests, and continues development of its next-generation continuous glucose monitoring solution, CGM+.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, our ability to successfully develop and commercialize data center cooling & thermal management solutions for AI and high-performance computing, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties, and risks related to the condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech plc (NASDAQ: TRIB) is a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors. The Company develops, acquires, manufactures, and markets diagnostic systems for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry through the acquisition of biosensor assets from Waveform Technologies Inc. Through its Trinovium subsidiary, Trinity Biotech is extending its fluid manufacturing and analytical capabilities into advanced liquid cooling solutions for AI data center infrastructure. Trinity Biotech sells directly in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please visit www.trinitybiotech.com.